Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

- - - - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2017.

Tel-Aviv, Israel

March 31, 2020, except for Notes 1b, 2j, 3 and 18 dated October 22, 2020.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands

	December 31
	2019	2018
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$339	$1,410
Restricted bank deposits	240	332
Trade receivables (net of allowance for doubtful accounts of $32 and $31 at December 31, 2019 and 2018, respectively)	10,063	8,624
Other accounts receivable and prepaid expenses	1,273	829
Inventories	5,407	2,874

Total current assets	17,322	14,069

LONG-TERM ASSETS	155	177

PROPERTY AND EQUIPMENT, NET	1,257	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	720	-

OTHER INTANGIBLE ASSETS, NET	598	81

GOODWILL	5,147	4,676

Total assets	$25,199	$20,111

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands, except share and per share data

	December 31
	2019	2018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$664	$467
Operating lease liabilities, current	551	-
Trade payables	6,503	4,106
Employees and payroll accruals	1,007	778
Deferred revenues	836	768
Advances net of inventory in progress	29	-
Accrued expenses and other liabilities	419	313

Total current liabilities	10,009	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,041	1,867
Operating lease liabilities, non-current	289	-
Accrued severance pay	303	301

Total long-term liabilities	2,633	2,168

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 80.00 nominal value: Authorized; 6,000,000 shares at December 31, 2019 and 2018, respectively; Issued and outstanding: 4,257,790 and 3,553,714 shares at December 31, 2019 and 2018, respectively	80,482	75,317
Additional paid-in capital	2,063	5,369
Accumulated other comprehensive loss	(233)	(333)
Accumulated deficit	(69,755)	(68,842)

Total shareholders’ equity	12,557	11,511

Total liabilities and shareholders’ equity	$25,199	$20,111

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2020
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Revenues	$33,817	$32,650	$28,932
Cost of revenues	27,159	25,907	22,587

Gross profit	6,658	6,743	6,345

Operating costs and expenses:

Sales and marketing	4,064	3,705	3,389
General and administrative	2,255	1,834	1,870
Impairment of intangible assets	356	-	-
Impairment of Goodwill	614	-	-

Total operating costs and expenses	7,289	5,539	5,259

Operating income (loss)	(631)	1,204	1,086
Financial expenses, net	(330)	(255)	(297)

Income before taxes on income (loss)	(961)	949	789
Taxes on income (tax benefit)	(48)	(41)	16

Net income (loss)	$(913)	$990	$773

Basic and diluted net Income (loss) per share	$(0.23)	$0.28	$0.24
Shares (in thousands) used in calculation of earnings per share:

Basic	4,053	3,500	3,171
Diluted	4,059	3,500	3,171

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$(913)	$990	$773

Cash flow hedging instruments:
Change in unrealized gains and losses	53	(76)	(93)
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	47	(37)	148

Other comprehensive income (loss)	100	(113)	55

Comprehensive income (loss)	$(813)	$877	$828

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2017	2,935,286	$79,464	$(275)	$(70,605)	$8,584

Issuance of Ordinary Shares	421,403	746	-	-	746
Other comprehensive income	-	-	55	-	55
Share-based compensation expense	-	60	-	-	60
Net income	-	-	-	773	773

Balance at December 31, 2017	3,356,689	$80,270	$(220)	$(69,832)	$10,218

Issuance of Ordinary Shares	197,025	349	-	-	349
Other comprehensive loss	-	-	(113)	-	(113)
Share-based compensation expense	-	67	-	-	67
Net income	-	-	-	990	990

Balance at December 31, 2018	3,553,714	$80,686	$(333)	$(68,842)	$11,511

Issuance of Ordinary Shares (see Note 15a(1) and 15a(3))	178,881	527	-	-	527
Issuance of Ordinary shares related to securities purchase agreement, net (see Note 15a(4))	400,000	935	-	-	935
Exercise of options	125,195	316	-	-	316
Other comprehensive income	-	-	100	-	100
Share-based compensation expense	-	81	-	-	81
Net loss	-	-	-	(913)	(913)

Balance at December 31, 2019	4,257,790	$82,545	$(233)	$(69,755)	$12,557

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from operating activities:
Net income (loss)	$(913)	$990	$773

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and Impairment of Goodwill	1,327	289	245
Gain from sale and disposal of property and equipment	(10)	-	(10)
Currency fluctuation of loans	213	(225)	264
Severance pay, net	2	15	92
Share-based compensation expense	81	67	60
Decrease (Increase) in trade receivables, net	(1,970)	1,180	(1,876)
Decrease (Increase) in other accounts receivable and other assets	(357)	84	58
Decrease (Increase) in inventories	(2,125)	366	(926)
Increase (decrease) in trade payables	2,397	(1,845)	1,350
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	440	(178)	347

Net cash used in (provided by) operating activities	(915)	743	377

Cash flows from investing activities:

Purchase of property and equipment	(335)	(689)	(368)
Proceeds from sale of property and equipment	10	-	53
Acquisition of Imdecol (c)	(1,895)	-	-

Net cash used in investing activities	(2,220)	(689)	(315)

Cash flows from financing activities:

Proceeds from issuance of shares, net	1,498	377	606
Proceeds from exercise of options	316	-	-
Proceeds from long-term loans	737	-	2,976
Repayment of long-term loans	(579)	(469)	(3,346)

Net cash provided by (used in) financing activities	1,972	(92)	236

Increase (decrease) in cash, cash equivalents and restricted cash	(1,163)	(38)	298
Cash, cash equivalents and restricted cash at the beginning of the year	1,742	1,780	1,482

Cash, cash equivalents and restricted cash at the end of the year	$579	$1,742	$1,780

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$98	$91	$161

Taxes	$31	$15	$7

(b) Non-cash activities:

Prepaid expenses related to 2017 SEDA (see Note 15a(1))	$35	$28	$-

Operating lease right-of-use assets due to adoption of ASU No. 2016-02	$1,176	-	-

Operating lease liabilities due to adoption of ASU No. 2016-02	$1,176	-	-

(c) Net cash used to pay for the Acquisition of Imdecol (see Note 3):

June 1, 2019

Inventory	$380
Intangible assets , Net	$953
Property and equipment, Net	$91
Loss Contracts	$(614)
Goodwill	$1,085
Net cash used to pay for the Acquisition	$1,895

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating segments: the RFID segment, the Supply Chain Solutions segment and the Intelligent Robotics segment (see Note 18).

The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-DIMEX provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, BOS-Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, that is a distributor of electro-mechanical components, mainly to customers in the aerospace, defense and other industries and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used in determining values of goodwill and other identifiable intangible assets, revenues and the net realizable value of inventory. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues is denominated in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments with original maturities of less than three months from date of purchase.

e.	Restricted bank deposits:

Restricted bank deposits are deposits related to forward contracts with banks. Restricted deposits are presented at their cost.

f.	Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2019 and 2018, inventory write-offs amounted to $91 and $52, respectively.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20 - 33	(Mainly 33)
Office furniture and equipment	6 - 15	(Mainly 6)
Leasehold improvements	Over the shorter of the period of the lease or the life of the assets
Motor vehicles	15

h.	Business combination:

The consolidated financial statements include the operations of an acquired business from the date of the acquisition’s consummation. Acquired businesses are accounted for using the acquisition method of accounting in accordance with ASC 805, “Business Combinations”, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of its fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings.

i.	Impairment of long-lived assets and intangible assets subject to amortization:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value.

Recoverability of intangible assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If intangible assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2019 the remaining intangible assets were comprised mainly of costumer relationship.

During the year ended December 31, 2019 the Company recognized an impairment loss related to intangible assets in an amount of $356. For further information see Note 8 below.

For each of the two years ended on December 31, 2018 and 2017, no impairment losses were identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting units As required by ASC 350, the Company chooses either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the Company decides or is required to perform the two-step goodwill impairment test, in the first step, or “Step 1”, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or “Step 2”, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company operates in three operating-based segments: the RFID segment, the Supply Chain Solutions segment and the Intelligent Robotics segment. The Company’s goodwill is related to the Intelligent Robotics segment and the RFID segment, which are both reporting units.

The Company determined the fair value of each of the reporting units using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates each of the reporting units fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The most significant assumptions used for the Income Approach for the 2019 impairment test were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2% for two reporting units. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record additional impairment charges for its remaining balance of goodwill.

The aggregate fair value of the reporting units tested for impairment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During the year ended December 31, 2019 the Company recognized an impairment loss of $614 related to its Intelligent Robotics segment. For further information see Note 8 below.

For each of the two years ended on December 31, 2018 and 2017, no impairment losses were identified.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law - 1963 (the “Israeli Severance Pay Law”), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees employed for a period of more than one year are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli employees is mostly covered by insurance or pension policies designed solely for distributing severance pay.

Most of the Company’s employees are subject to Section 14 of the Israeli Severance Pay Law. The Company’s contributions towards severance pay, for Israeli employees subject to this section, have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for years 2019, 2018 and 2017 amounted to $315, $ 210 and $ 451, respectively.

l.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and supporting services.

In accordance with ASC Topic 605 “Revenue Recognition”, until December 31, 2017 (prior to the adoption of ASC Topic 606) the Company recognized revenues from sale of products when the following fundamental criteria were met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts were recognized ratably over the service period.

The Company applied the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract was accounted for as a separate unit when it provided the customer value on a stand-alone basis.

The Company followed the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applied the Completed contract method, since the Company was unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue were deferred and recognized upon completion. Provisions for estimated losses on contracts in process were recognized in the period such losses were determined.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues included unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts were recognized over the period of the contract and advances were recognized once the delivery of the products is done.

Revenue recognition accounting policy applied from January 1, 2018 (following the adoption of ASC Topic 606):

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method to all contracts that were not completed on the effective date of ASC 606. Among others. The Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized under ASC 605 as detailed below. However, there were no significant changes to the timing or pattern of revenue recognition to any of the revenue streams of the Company under ASC 606 and those that were previously reported under ASC 605. Accordingly, the adoption of ASC 606 did not have material effect on the consolidated statements of operations and balance sheets.

In accordance with ASC 606, The Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

A contract with a customer exists when all of the following criteria are met: the parties to the contract have approved it (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only if it is not considered constrained (i.e. it is considered probable that a significant reversal in the amount of cumulative revenue recognized will not occur).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. A product is transferred when, or as, the customer obtains control of that product, and a service is considered transferred as the services are received and used by the customers.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer. If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as different products or products and services the Company performs an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the sale of products such as electro mechanical components and Automatic Identification Data Capture hardware manufactured by third parties, through a direct sales to its customers. Revenues from sales of products are recognized at the point of time when the control of the product is passed on to the customer, mostly upon delivery to the customer, either at the Company premises by delivery to the customer carrier or upon delivery to the customer premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

Revenues from service contracts sold to customers within a single contractually binding arrangement together with products, were determined to be distinct and therefore, are accounted for revenue recognition purposes, as a separate performance obligation. Accordingly, the amount attributed to the service contract is recognized over time, on a straight-line basis over the contract’s period, as the services are mostly refer to time-based support services.

Revenues from operating services and parts and product sales are recorded upon providing the service or delivery of the products and parts and when collectability is reasonably assured. Revenues from robotics and automation projects are recognized using the percentage-of-completion method. When the Company is unable to recognize Revenues according to this method, the Revenues are recognized upon Completion of the projects.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues are recognized based on the percentage relationship that incurred costs bear to total estimated costs. Costs include direct material, labor, and indirect costs. Selling, marketing, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenues, and are recognized in the period in which the revisions are determined.

In specific instances where there is a lack of dependable estimates or inherent risks that may cause the forecast to be doubtful, then the completed-contract method is followed. Revenue is recognized when the contract is substantially complete and when collectability is reasonably assured. Costs that are closely associated with the project are deferred as contract costs and recognized similarly to the associated revenues.

4.	Deferred revenues include unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done. Deferred revenues include advanced payments from customers in the amount of $144 as of December 31, 2019. This amount is expected to be recognized during 2020, once the delivery of the products is done. In addition, deferred revenues include unearned amounts from service contracts, which are mostly for a period of three to five years, and the Company recognizes the revenues over the contract’s period. As of December 31, 2019, the deferred revenues from service contracts amounted to $717. This amount will be mostly recognized in the years 2020 until 2022. The deferred revenues also include amounts related to software projects in the amount of $188.

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely than not to be realized. Interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

Following the initial application of ASU 2015-17, which became effective on January 1, 2017, deferred tax balances are presented as non-current amounts.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risk and allowance for doubtful accounts:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, other accounts receivable and foreign currency derivative contracts.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral however a significant part of the Company’s customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd.

In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2019, 2018 and 2017, is $1, $17 and $27, respectively.

o.	Contingencies

The Company and its subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

p.	Derivative financial instruments:

ASC 815, “Derivatives and Hedging”, requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk) the Company applied the following:

Until December 31, 2018, the effective portion of the changes in fair value of the derivative instruments designated for hedging purposes was reported as a component of other comprehensive income (“OCI”), net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, was recognized in current earnings during the period of change. During the reporting periods, up and until December 31, 2017, the gains or losses required to be recognized in earnings for hedge ineffectiveness were insignificant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Commencing January 1, 2019, the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) were reported as a component of OCI, net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

For other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

See Note 11 for disclosure of the derivative financial instruments in accordance with ASC 815.

q.	Basic and diluted net income per share:

Basic net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus the potential dilution to Ordinary Shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 13,373, 196,750 and 314,125 for the years ended December 31, 2019, 2018, and December 31, 2017, respectively.

r.	Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation (“ASC 718”), which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option terms. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by the SEC’s Staff Accounting Bulletin (“SAB”) No.107 and extended by SAB 110 as the average of the vesting period and the contractual term.

The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in years 2019, 2018 and 2017 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2019	2018	2017

Risk-free interest	1.52%	2.73%	2.05%
Dividend yields	0	0	0
Volatility	55%	55%	57%
Expected option term	3.5 years	3.5 years	3.5 years
Forfeiture rate	0%	0%	0%

Until December 31, 2018 the Company applies ASC 505-50, “Equity-Based Payments to Non-Employees” (“ASC 505”) with respect to options and warrants issued to non-employees, which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. Commencing January 1, 2019, following the adoption of ASU 2018-07, which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted in accordance with ASC 718.

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2019 the Company measured the fair value of goodwill with a total carrying amount of US$ 5.76 million that was allocated to two reporting unit. The evaluation provided an impairment in an amount of $614, (see Note 8). The fair value measurement of the non-financial assets is classified as level 3.

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received in consideration for the sale of an asset or paid for the transfer of a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that the Company assumes market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of derivatives (foreign currency forward contracts and hedging contracts) which were classified within Level 2 and amounted to $ 13 asset and $ 87 liability as of December 31, 2019 and 2018, respectively.

The fair value hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, restricted bank deposits, other accounts receivable, trade payables, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

t.	Accounting pronouncements adopted during the reported period:

Accounting Standards Update 2016-02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”.

Commencing January 1, 2019, the Company adopted ASC Update 2016-02, Leases (Topic 842).

Under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

As permitted under ASU 2018-11, which provides, a transition election to not restate comparative periods for the effects of applying the new standard, the Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, the effect of the adoption was reflected through a cumulative-effect adjustment. Financial information for comparative periods was not required to be updated and the disclosures required under the new standard were provided for dates and periods before January 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company elected to apply the ‘package of practical expedients,’ which permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard. The Company also elected the practical expedient pertaining to the use of hindsight and the practical expedient to not separate lease and non-lease components for all leases, other than leases of real estate.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). This means, for those leases, right-of-use assets or lease liabilities are not recognized (including right-of-use assets or lease liabilities for existing short-term leases of those assets in transition).

Following adoption of the new standard, the Company recognized additional operating liabilities in an amount of $866, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments for existing operating leases of facilities and vehicles. In addition, the Company is required to provide additional new disclosures regarding the leasing activities to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. However, the adoption of this standard did not have a significant impact on the Company’s consolidated statements of operations and consolidated statements of cash flows.

See note 19 for further discussion.

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”

Commencing January 1, 2019, the Company adopted ASC Update 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2017-12, amends the hedge accounting recognition and presentation requirements in ASC 815 in order to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.

ASU 2017-12 eliminates the concept of separately recognizing periodic hedge ineffectiveness for cash flow and net investment hedges. Accordingly, the impact of both the effective and ineffective components of a hedging relationship will be recognized in the same financial reporting period and in the same income statement line item. Also, the guidance in ASU 2017-12 includes certain targeted improvements to existing guidance on quantitative and qualitative assessments of initial and ongoing hedge effectiveness.

The transition guidance in ASU 2017-12 requires an entity to apply the amendments using a modified retrospective approach to hedging relationships that exist as of the date of adoption by recording a cumulative-effect adjustment to the opening balance of retained earnings as of the most recent period presented. Entities must apply the new and modified disclosure requirements prospectively from the date of adoption.

For public business entities, the guidance in ASU 2017-12 became effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years.

The Company applied ASU 2017-12, using the modified retrospective approach to hedging relationships that exist as of the date of adoption. However, due to the limited hedging activities of the Company as of the date of adoption, the adoption did not affect the consolidated financial statements.

Accounting Standard Update 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting

Commencing January 1, 2019, the Company adopted ASC Update 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (ASU 2018-07). ASU 2018-07 aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions.

Consistent with the accounting requirement for employee share-based payment awards, awards within the scope of Topic 718 will be measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share-based payment awards will be measured at the grant date.

With respect to awards with performance conditions ASU 2018-07 concludes that, consistent with the accounting for employee share-based payment awards, an entity will consider the probability of satisfying performance conditions when nonemployee share-based payment awards contain such conditions.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2018-07 also requires that the classification of equity classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless the award was modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting.

In addition, ASU 2018-07 includes certain Non-public Entity-Specific Amendments ASU 2018-07 became effective for Public entities in annual periods beginning after December 15, 2018, and interim periods within those years (first quarter of 2019 for the Company).

Based on the limited grants of share-based payments to nonemployees as of the adoption date, it was determined that the adoption of ASU 2018-07 did not have a significant impact on its consolidated financial statements.

u.	Accounting pronouncements not yet adopted:

Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, the FASB issued ASC Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.”

ASC Update 2016-13 revised the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2019, including the interim periods within those years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those years.

The Company is in the process of evaluating the effect that ASU 2016-13 will have on the results of operations and financial statements, if any.

Accounting Standards Update 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASC Update 2017-4, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.”

To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.

Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Company is evaluating the impact of ASU 2017-4 on its goodwill impairment valuation.

NOTE 3: ACQUISITION OF BUSINESS

On June 1, 2019, the Company completed the acquisition of the operational assets of Imdecol Ltd, a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The Company has determined that the acquired of assets and operations, represent a business and thus, the transaction was accounted for as a business combination transactions under ASC 805, “Bussiness Combinations” in accordance with the acquisition method.

The purchase price of Imdecol’s business was based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020 (“Formula of Consideration”).

The purchase price was comprised as follows:

a.	An advance of $276 was paid to Imdecol in cash upon signing the definitive agreement in March 2019;

b.	An additional approximately $1,619 was paid to Imdecol in cash at closing, on June 1, 2019.

c.	The final consideration will be paid by August 2020, according to the Formula of Consideration (the “Contingent Consideration”). Additional payment, if required, will be done in the following manner:

●	Up to $417 shall be paid to Imdecol, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	The residual amount, if any, will be paid in cash.

The Imdecol’ acquisition expenses amounted to approximately $138.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS (Cont.)

The purchase price allocation of the acquired business was as follows:

June 01,
2019
Cash paid	1,895
Contingent Consideration(1)	-
Total acquisition price	$1,895

Recognized amounts of identifiable assets acquired:
Intangible assets, net (2)	953
Property and equipment, net	91
Inventory	380
Loss Contracts (3)	(614)
Net assets acquired	810
Goodwill(4)	1,085

(1) Company’s management expects that the acquired business performance by August 2020 will not meet the profitability goals for contingent payment. Accordingly, no Contingent Consideration was recorded.

(2) The fair value adjustment estimate of identifiable intangible assets were determined using the “income approach”, which is valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(3) Loss contracts - management identified certain contracts of the acquired operations of Imdecol as loss contracts as it was determined that the unavoidable costs of meeting the obligations under such contracts (i.e. the expected manufacturing costs and service costs including labor expenses) exceed the expected future economic benefits to be received. Those loss contracts were recognized as a liability at fair value as of the acquisition date.

(4) As part of the purchase price allocation for the acquisition, the Company recorded goodwill for $1,085. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets net of the fair value of. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8B).

The Company filed pro-forma information regarding the acquisition and the acquired business operations was determined to be included in the Intelligent Robotics segment.

The Consolidated result of the operations do not include any revenue or expense related to Imdecol, prior to June 1, 2019, the closing date of the acquisitions.

The following table provides pro forma information as if the business acquisition had occurred on January 1, 2018:

Year ended December 31
2018
Unaudited
Revenues	$38,029
Net Income	$987
Basic and diluted net Income per share	$0.26

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2019	2018

Government authorities	$129	$96
Advances to suppliers	568	268
Derivatives (See Note 11)	13	-
Prepaid expenses	482	377
Accrued income	22	56
Other	59	32

	$1,273	$829

NOTE 5:- INVENTORIES

	December 31
	2019	2018

Raw materials	$120	$83
Inventory in progress	1,285	-
Finished goods	4,906	2,791
Net – advances from customers	(904)	-

	$5,407	$2,874

NOTE 6:- LONG TERM ASSETS

	December 31
	2019	2018

Prepaid expenses related to SEDA (see Note 15a1)	$77	$112
Other	78	65

	$155	$177

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:

Computers and software	$1,396	$1,302
Office furniture and equipment	893	733
Leasehold improvements	1,100	1,064
Motor Vehicles	456	302

	$3,845	$3,401

Accumulated Depreciation:

Computers and software	$1,251	$1,099
Office furniture and equipment	669	580
Leasehold improvements	458	371
Motor Vehicles	210	243

	$2,588	$2,293

Property and equipment, net	$1,257	$1,108

Depreciation expenses amounted to $277, $232 and $ 188 for the years ended on December 31, 2019, 2018 and 2017, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2019	December 31, 2018	Weighted average amortization period

Cost:
Brand name	946	670	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship	728	141	7
Backlog	90	-

	4,325	3,372
Accumulated amortization:
Brand name	946	670
Customer list	2,450	2,450
Software	111	111
Customer relationship	130	60
Backlog	90	-

	3,727	3,291

Amortized cost	$598	$81

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $79, $ 57 and $ 57 for the years ended December 31, 2019, 2018 and 2017, respectively. In addition the Company recognized an impairment loss of the brand name and backlog related to the acquisition of Imdecol’s business operation in the amount of $356.

B.	The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:

Goodwill
Balance as of January 1and December 31,2018	4,676
Changes during 2019
Acquisition of Imdecol	1,085
Impairment of Goodwill (See Note 2J)	(614)
Balance as of December 31,2019	$5,147

NOTE 9:- CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2019	December 31
Short term loans	currency	%	2019	2018

Current maturities	NIS	3.5 (Prime+1.75%)	664	467

			664	467

As of December 31, 2019, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,380, bearing an annual interest of 3.3%.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2019	2018

Derivatives (See Note 11)	$-	$87
Professional services	149	97
Accrued expenses related to retirement cost of CO-CEO	72	-
Tax accruals	3	10
Other	195	119

	$419	$313

NOTE 11:- DERIVATIVES INSTRUMENTS

For time to time the Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Year ended December 31,
	2019	2018	2017

Derivatives designated as cash flow hedging instruments:
Cost of revenues	$(25)	$18	$(63)
Sales and marketing	$(16)	$13	$(61)
General and administrative	$(6)	$6	$(24)

Total expenses (income)	$(47)	$37	$(148)

NOTE 12:- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	December 31, 2019
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative asset	$13	-	$13	-

	$13	-	$13	-

	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$87	-	$87	-

	$87	-	$87	-

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2019	December 31,
	%	2019	2018

NIS	3.5 (Prime+1.75%)	$2,705	$2,334

Less - current maturities		664	467

		$2,041	$1,867

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities, which were used to pay Bank Leumi loans amounting to $2,976, Amounts drawn under the credit facilities in 2017 will be paid in monthly equal installments for a period of 6 years. In May 2019, the Company increased its credit facilities from Bank Beinleumi in the amount of $708, to pay for the acquisition of Imdecol business operations. The loan will be paid in monthly equal installments for a period of 5 years. See Note 3.

The Bank Beinleumi loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2019, the Company met the covenants set forth in the agreement.

2)	The total amount to be paid by the Company is as follows:

Payment schedule	December 31, 2019

2020	664
2021	664
2022	662
2023	655
2024	60
Total	$2,705

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received since 2007.As of December 31, 2019, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,794, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation:

1.	As of December 31, 2019 The Company is a party to legal proceedings.

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding the claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court.

2.	On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s prior Chairman Yosi Lahad, the Company’s prior Co-CEO, Yuval Viner, the Company’s Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

The Plaintiff claimed that the defendants, acting in bad faith, breached their duties of loyalty and care and several laws, by inducing the Plaintiff to purchase shares of the Company. The Plaintiff claimed that he was led to believe that the defendants shall facilitate his becoming a controlling shareholder of the Company. The claim was for a total amount of NIS 2,600,000 (approximately $750,000).

On February 17, 2019 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a certain payment to the Plaintiff. The payment was made by the Company’s insurance company, and the Company contributed the deductible in the amount of $35,000.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreement:

On each of February 17, 2015 and May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA Global”) and with YA II PN Ltd., respectively (YA II PN together with YA Global, “YA”). The SEDAs were for the sale of up to $ 1,300 and $2,000, respectively, of the Company’s Ordinary Shares to YA. The Company may affect the sale, at its sole discretion, during a forty-month period for the 2015 SEDA and a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the five consecutive trading days (or, commencing June 2016, three consecutive trading days), following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the 2015 SEDA and 2017 SEDA, the Company issued Ordinary shares to YA as a commitment fee of 28,930 and 67,307, respectively. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of December 31, 2019, the balance of those prepaid expenses was $77.

During the years 2017 until 2019, the Company issued to YA 709,144 Ordinary Shares, for a total amount of $1,448, net of $45 issuance expenses.

2.	From February 19, 2019 until March 15, 2019, 125,195 options were exercised for $316.

3.	On February 25, 2019 the Company issued 20,858 Ordinary Shares (equivalent to $62) to officers of the Company as year 2018 Bonus payments approved by the Board of Directors and shareholders.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

4.	On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants shall be exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent.

5.	On July 18, 2018, the Company’s Board of Directors approved an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital, from 4,000,000 authorized shares to 6,000,000 authorized shares.

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2019 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
300,000	3.30	2.82

See Note 15(a) 4.

c.	Stock option plans:

The term of Company’s Israeli Stock Option Plan (the “Plan”) is until May 31, 2023. On November 2016 , December 2017 and July 2018, the Company’s shareholders approved an increase in the number of options for Ordinary Shares available for issuance under the Plan by 125,000 ,100,000 and 200,000, respectively, resulting in 700,000 options for Ordinary Shares available for issuance under the Plan. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2019 there are 238,381 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2019, is as follows:

	2019		2018		2017
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	320,875	$2.59	314,125	$3.39	252,670	$6.21
Changes during the year:
Granted	95,000	$2.13	108,000	$2.39	75,000	$2.13
Exercised	(125,195)	$2.52	-	$-	-	$-
Forfeited	(43,806)	$3.65	(101,250)	$4.85	(13,545)	$49.09

Outstanding - year end	246,874	$2.26	320,875	$2.59	314,125	$3.39

Vested and expected to vest	148,498	$2.41	167,874	$2.90	192,584	$4.10
Exercisable at year end	79,372	$2.38	157,874	$2.89	182,584	$4.17

During the years 2019, 2018, and 2017, stock-based compensation expense related to employees and directors stock options amounted to $81, $67 and $60, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2018 and 2017 was $1.97, $ 2.58 and $ 2.16, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2019 was $ 2.18. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2019, 2018 and 2017 is $ 0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the year ended December 31, 2019, 125,195 options were exercised. No options were exercised during the years ended on December 31, 2018 and December 31, 2017. As of December 31, 2019 and 2018, there were a total of $155 and $163, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2022.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2019 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2019	life (years)	2019	(years)

2.118	87,500	4.83	-	-
2.126	9,999	1.86	9,999	1.86
2.131	45,002	2.93	22,501	2.93
2.287	7,500	4.08	-	-
2.388	83,500	3.19	33,499	2.67
2.960	13,373	0.81	13,373	0.81

Grand Total	246,874	3.02	79,372	1.93

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

NOTE 16:- TAXES ON INCOME

a.	Corporate tax rates in Israel

On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in 2018 tax year and thereafter.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2019, in the amount of approximately $ 33,204. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,597.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

	December 31
	2019	2018

Net operating loss carry forward (1)	$7,658	$7,407
Net capital loss carry forward (1)	5,427	5,427
Allowances and provisions	129	120
Intangible assets, net	(393)	(372)

	12,821	12,582

Valuation allowance (2)	$(12,821)	$(12,582)

Net deferred tax Liability	$-	$-

(1)	See Note 16b.

(2)	In years 2019 and 2018, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2019 was due to a increase of net capital loss carry forward.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current	$31	$19	$16
Other	(79)	(60)	-

	$(48)	$(41)	$16

Domestic	$(52)	$(44)	$9
Foreign	4	3	7

	$(48)	$(41)	$16

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$(980)	$877	$750
Foreign	19	72	39

	$(961)	$949	$789

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS have final tax assessments through 2014.

Ruby-Tech Inc., a U.S. subsidiary, has final tax assessments through 2014 have all been assessed as final.

h.	The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS-Dimex and BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2015 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2015 and thereafter.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

i.	Uncertain tax positions:

As of December 31, 2019 and 2018, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2019	2018	2017

Financial income:
Interest income	$-	$-	$1
foreign currency differences gains	26	-	12

	26	-	13
Financial expenses:
In respect of interest related to bank loans and bank fees	(245)	(192)	(259)
Other (mainly foreign currency differences)	(111)	(63)	(51)

	(356)	(255)	(310)

	$(330)	$(255)	$(297)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

		Year ended December 31,
		2019	2018	2017
1.	Numerator:
	Income (loss)	$(913)	$990	$773

	Net income (loss) available to Ordinary shareholders	$(913)	$990	$773

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	4,053	3,500	3,171
	Diluted weighted average Ordinary shares outstanding (in thousands)	4,059	3,500	3,171

	Basic and diluted income (loss) per share	$(0.23)	$0.28	$0.24

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in three reportable segments, consisting of the RFID segment, the Supply Chain Solutions segment and the Intelligent Robotics segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2019, 2018 and 2017 were as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Consolidated
2019
Revenues	$13,240	$19,750	$827	$33,817
Gross profit	$2,906	$3,750	$2	$6,658
Impairment of Goodwill and intangible assets	$-	$-	$(970)	$(970)
Operating Income (loss)	$(126)	$1,137	$(1,642)	$(631)
Goodwill	$4,676	$-	$471	$5,147
Long Term assets related to segment (excluding Goodwill)	$786	$1,063	$881	$2,730

2018
Revenues	$14,445	$18,205	$-	$32,650
Gross profit	$3,371	$3,372	$-	$6,743
Operating Income	$306	$898	$-	$1,204
Goodwill	$4,676	$-	$-	$4,676
Long Term assets related to segment (excluding Goodwill)	$649	$717	$-	$1,366

2017
Revenues	$13,666	$15,495	$-	$28,932
Gross profit	$3,623	$2,722	$-	$6,345
Operating Income	$591	$495	$-	$1,086
Goodwill	$4,676	$-	$-	$4,676
Long Term assets related to segment (excluding Goodwill)	$780	$229	$-	$1,009

b.	The following presents total revenues for the years 2019, 2018 and 2017 based on the location of customers and long- lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2019		2018		2017
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$23,493	$1,257	$22,990	$1,108	$21,870	$651
Far East	5,055	-	3,800	-	1,416	-
India	3,624	-	4,209	-	4,497	-
America	901	-	1,189	-	918	-
Europe	744	-	462	-	231	-

	$33,817	$1,257	$32,650	$1,108	$28,932	$651

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

c.	There were no major customer during the reported periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- LEASES

We have operating leases for office space, warehouses and car leases. We determine if a contract contains a lease at inception or modification of a contract. Our leases generally do not provide an implicit interest rate, and we therefore use our incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. We used the incremental borrowing rates as of January 1, 2019 for operating leases that commenced prior to that date. Many of our leases contain rental escalation, renewal options and/ or termination options that are factored into our determination of lease payments as appropriate. Variable lease payment amounts that cannot be determined at the commencement of the lease are not included in the right-to-use assets or liabilities.

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2019:

	Classification on the Balance Sheet	Year ended December 31, 2019
Assets :
Operating lease asstes	Operating lease right of use asstes, net	720
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	551
Long term
Operating lease liabilities	Operating lease liabilities, non-current	289

Remaining Lease Term
Vehicles		.036 -2.33 years
Facilities rent		1.33-3.33 years

Weighted Average Discount Rate
Vehicles		3.5%
Facilities rent		3.5%

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under no cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2019:

future lease payments are:
2020	509
2021	250
2022	35
2023	10
804

Expense under operating leases was $0.9 million for the year ended December 31, 2019. Operating lease costs are included within Operating loss in the Consolidated Statement of Operations. Short-term lease costs were not material. Supplemental cash flow information is as follows:

Year ended December 31, 2019
Operating cash out flows from operating lease	120

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- RELATED PARTIES

Agreements with iDnext:

On January 1, 2016 the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”). iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017.

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext was paid a monthly fee of NIS 33,000 (approximately $8.5) through December 31, 2017. The Management Services Agreement expired on December 31, 2017.

On June 2018 a new agreement was signed with the following terms:

1.	iDnext monthly fee of NIS increased from NIS 33,000 to NIS 53,000 and bonus of 15% from the net profit of certain product line, effective from January 1, 2018.

2.	Three employees of BOS Dimex transferred to be employed by iDnext for a monthly consideration of 35,000 NIS.

3.	Mr. Harel was appointed as a director to BOS-Dimex’s Board of Directors in June 2018.

On February 10, 2019, the Company terminated the agreement with iDnext.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2019	2018	2017

Monthly fees	$49	$183	$125
Bonus	10	49	-
Payments for employees	33	39	-

Total	$92	$271	$125

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- SUBSEQUENT EVENTS

1)	On February 2, 2020 the Company filed a claim against Imdecol, requesting to enforce the pledges it has made for the benefit of the Company, due to Imdecol’s inability the repay its debts to the Company. On February 25, 2020, the District court of Tel-Aviv ruled in favor of the Company and determined that the pledges are to be enforced.

2)	On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000.

The principal loan amount bears an interest rate of 8% per annum and is not secured and is guaranteed by BOS-Odem and by the company. The loan will be paid in 12 monthly installments of principal and interest starting from March 2020. BOS issued to the lender warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. If following six months from the issuance of the warrants the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants are exercisable for a period of two years from issuance. The Company paid to the lender a commitment fee of $15,000.

3)	In March 2020, the Company increased its credit facilities from Bank Beinleumi in the amount of $180,000 in interest rate of Prime+1.5%. The loans will be paid from June 2020, in monthly equal installments for a period of 2 years.

4)	In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During January, February and March of 2020, COVID-19 has spread globally, including in Israel. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. The Company relies, with respect to some of its products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to the Company. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations, collection of our client debt and, its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.